UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
Neurologix, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
64125U109
(CUSIP Number)
James E. Haddaway
Corriente Advisors, LLC
201 Main Street, Suite 1800
Fort Worth, Texas 76102
(817) 870-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64125U109

1	NAMES OF REPORTING PERSONS. Corriente Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,163,780

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,163,780

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,163,780

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/IA

CUSIP No.	64125U109

1	NAMES OF REPORTING PERSONS. Mark L. Hart III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		16,163,780

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,163,780

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,163,780

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

     This Amendment No. 1 amends the Schedule 13D relating to the common stock of the issuer filed November 29, 2007 by the reporting persons with the Commission (the “Schedule 13D”). Each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “On November 19, 2007, Corriente Advisors used working capital of Corriente Master Fund in the amount of $10,000,000 to purchase for the account of Corriente Master Fund (a) 285,714 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (b) a warrant exercisable at any time prior to November 19, 2014 for up to 2,155,172 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment.
     On April 28, 2008, Corriente Advisors used working capital of Corriente Master Fund in the amount of $5,000,000 to purchase for the account of Corriente Master Fund (a) 142,857 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (b) a warrant exercisable at any time prior to April 28, 2015 for up to 1,077,586 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment.
     Each share of Series D Convertible Preferred Stock is generally convertible at the option of the holder of such share at any time into a number of shares of common stock of the issuer equal to (i) the original purchase price for such share, subject to adjustment, divided by (ii) the conversion price for such share, subject to adjustment. As of April 28, 2008, the original purchase price and conversion price for each share of Series D Convertible Preferred Stock was $35.00 and $1.16, respectively.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.”
Item 5. Interest in Securities of the Issuer.
     Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
April 28, 2008	Corriente Advisors, LLC	5,387,927	0	(1)	Private purchase

(1)	On April 28, 2008, Corriente Advisors used working capital of Corriente Master Fund in the amount of $5,000,000 to purchase for the account of Corriente Master Fund (a) 142,857 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (b) a warrant exercisable at any time prior to April 28, 2015 for up to 1,077,586 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment.
     Except as otherwise described herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “On November 19, 2007, Corriente Master Fund entered into a Stock and Warrant Subscription Agreement by and among the issuer, Corriente Master Fund, and the other parties thereto to purchase (i) 285,714 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (ii) a warrant exercisable at any time prior to November 19, 2014 for up to 2,155,172 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment. The subscription agreement provides for various rights, including rights of first refusal, tag-along rights, and indemnification rights.
     On November 19, 2007, Corriente Master Fund also entered into a Registration Rights Agreement dated November 19, 2007 by and among the issuer, Corriente Master Fund, and the other parties thereto. The registration rights agreement provides for demand and piggyback registration rights with respect to the shares of common stock of the issuer underlying the Series D Convertible Preferred Stock and the warrant issued to Corriente Master Fund.
     On April 28, 2008, Corriente Master Fund entered into a Stock and Warrant Subscription Agreement by and among the issuer, Corriente Master Fund, and the other parties thereto to purchase (i) 142,857 shares of Series D Convertible Preferred Stock of the issuer at a purchase price per share equal to $35.00 and (ii) a warrant exercisable at any time prior to April 28, 2015 for up to 1,077,586 shares of common stock of the issuer, subject to adjustment, at an exercise price per share equal to $1.39, subject to adjustment.
     On April 28, 2008, Corriente Master Fund also entered into an amendment to the Registration Rights Agreement dated November 19, 2007 by and among the issuer, Corriente Master Fund, and the other parties thereto. The amendment to the registration rights agreement provides for additional demand registration rights with respect to the shares of common stock of the issuer underlying the Series D Convertible Preferred Stock and the warrant issued to Corriente Master Fund.
     Each holder of each share of Series D Convertible Preferred Stock is entitled, subject to adjustments and exceptions, to (i) dividends at the annual rate of 7% per share on the original purchase price for such share payable in cash or shares of common stock of the issuer, (ii) a liquidation preference amount for such share, and (iii) the right to vote on an as converted basis together with each other holder of Series D Convertible Preferred Stock on certain actions and with all other classes and series of stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer. Each share of Series D Convertible Preferred Stock is generally convertible at the option of the holder of such share at any time into a number of shares of common stock of the issuer equal to (i) the original purchase price for such share, subject to adjustment, divided by (ii) the conversion price for such share, subject to adjustment. As of April 28, 2008, the original purchase price and conversion price for each share of Series D Convertible Preferred Stock was $35.00 and $1.16, respectively.
     The foregoing descriptions of the subscription agreements, warrants, and registration rights agreement are qualified in their entirety by reference to the copies of such documents furnished herewith as exhibits and incorporated herein by reference. The foregoing description of Series D Convertible Preferred Stock is qualified in its entirety by reference to the Certificate of Designations of Series D Convertible Preferred Stock, a copy of which is furnished herewith as Exhibit 3.1 and incorporated herein by reference.
     Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
     The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer to this Item.”

Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

3.1	Certificate of Designations of Series D Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.1	Stock and Warrant Subscription Agreement dated November 19, 2007 (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.2	Warrant dated November 19, 2007 (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.3	Registration Rights Agreement dated November 19, 2007 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.4	Stock and Warrant Subscription Agreement dated April 28, 2008 (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

10.5	Warrant dated April 28, 2008 (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

10.6	Amendment to Registration Rights Agreement dated April 28, 2008 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

99.1	Additional Information (furnished as Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed November 29, 2007 by the reporting persons with the Commission)

99.2	Joint Filing Agreement (furnished as Exhibit 99.2 to the Schedule 13D relating to the common stock of the issuer filed November 29, 2007 by the reporting persons with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2008	CORRIENTE ADVISORS, LLC

	By: Name:	/s/ James E. Haddaway James E. Haddaway
	Title:	Chief Financial Officer and Chief Operating Officer

MARK L. HART III

	By: Name:	/s/ Mark L. Hart III Mark L. Hart III

EXHIBIT INDEX

Exhibit	Description of Exhibit

3.1	Certificate of Designations of Series D Convertible Preferred Stock (incorporated herein by reference from Exhibit 3.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.1	Stock and Warrant Subscription Agreement dated November 19, 2007 (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.2	Warrant dated November 19, 2007 (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.3	Registration Rights Agreement dated November 19, 2007 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated November 19, 2007 and filed November 21, 2007 by the issuer with the Commission)

10.4	Stock and Warrant Subscription Agreement dated April 28, 2008 (incorporated herein by reference from Exhibit 10.1 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

10.5	Warrant dated April 28, 2008 (incorporated herein by reference from Exhibit 10.3 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

10.6	Amendment to Registration Rights Agreement dated April 28, 2008 (incorporated herein by reference from Exhibit 10.2 to the Form 8-K dated April 28, 2008 and filed April 30, 2008 by the issuer with the Commission)

99.1	Additional Information (furnished as Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed November 29, 2007 by the reporting persons with the Commission)

99.2	Joint Filing Agreement (furnished as Exhibit 99.2 to the Schedule 13D relating to the common stock of the issuer filed November 29, 2007 by the reporting persons with the Commission)